SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            TRI-COUNTY BANCORP, INC.
                            ------------------------
                                (Name of Issuer)

                            TRI-COUNTY BANCORP, INC.
                            ------------------------
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  895452 10 0
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                Robert L. Savage
                            Tri-County Bancorp, Inc.
                                2201 Main Street
                    Torrington, Wyoming 82240 (307) 532-2111
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a.       [ ]     The filing of solicitation materials or an information
                          statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of
                          1934.

         b.       [ ]     The  filing  of  a  registration  statement  under the
                          Securities Act of 1993.

         c.       [X]     A tender offer.

         d.       [ ]     None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation*                       Amount of filing fee
                  $4,382,000                               $876.40
--------------------------------------------------------------------------------

     *For purposes of calculating the filing fee only. This assumes the purchase of 313,000 shares of common stock of the Issuer at the maximum tender offer price per share of $14.00. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percentum of the value of the shares to be purchased.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    876.40         Filing Party: Tri-County Bancorp, Inc.
Form or Registration No.:  Schedule 13E-4 Date Filed:   October 20, 1998

         This Rule 13E-3 Transaction Statement is being filed by Tri-County Bancorp, Inc., a Wyoming corporation (the "Company") in connection with the issuer tender offer to be made by the Company to its stockholders to purchase up to 313,000 shares of its outstanding Common Stock, par value $0.10 per share (the "Shares") at prices of not greater than $14.00 nor less than $11.00 per Share net to the Seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated October 23, 1998 (the "Offer to Purchase") and in the accompanying Letter of Transmittal, which together constitute the "Offer," copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. Unless otherwise indicate, all references in this Statement are to the Offer to Purchase.

         The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 13E-4 filed by the Company with the Securities and Exchange Commission concurrently herewith required to be included in response to the items of this Statement. The information in such Schedule 13E-4 is hereby expressly incorporated herein by reference. A copy of such Schedule 13E-4 of the Company (excluding exhibits) is attached hereto as Exhibit (f)(1).

                              CROSS REFERENCE SHEET

                  Item in                                  Location in
                  Schedule 13E-3                           Schedule 13E-4
                  --------------                           --------------

                  Item 1(a)                                Item 1(a)
                  Item 1(b)                                Item 1(b)
                  Item 1(c)                                Item 1(c)
                  Item 1(d)                                    *
                  Item 1(e)                                    *
                  Item 1(f)                                    *
                  Item 2                                   Item 1(d)
                  Item 3                                       *
                  Item 4                                       *
                  Item 5                                   Item 3
                  Item 6                                   Item 2
                  Item 7                                   Item 3
                  Item 8                                       *
                  Item 9                                       *
                  Item 10(a)                                   *
                  Item 10(b)                               Item 4
                  Item 11                                  Item 5
                  Item 12                                      *
                  Item 13                                      *
                  Item 14                                  Item 7
                  Item 15(a)                                   *
                  Item 15(b)                               Item 6
                  Item 16                                  Item 8
                  Item 17                         Separately included herewith


-----------------
         *  This Item is inapplicable or the answer thereto is in the negative.

1.   Issuer and Class of Security Subject to the Transaction.

     (a) The name of the issuer is Tri-County Bancorp, Inc. Its principal executive office is at 2201 Main Street, Torrington, Wyoming 82240.

     (b) The title, amount of securities outstanding of the class of securities which is the subject of this Schedule 13E-3 and the approximate number of holders of record of such class are set forth in the section titled "INTRODUCTION" in the Offer to Purchase, which is incorporated herein by reference.

     (c) The principal market in which the securities are being traded and the high and low bid quotations are set forth in the section titled "THE OFFER -- Price Range of Shares; Dividends" in the Offer to Purchase, which is incorporated herein by reference.

     (d) Information as to dividends paid by the Company and the effect on the ability to pay future dividends is set forth in the section titled "THE OFFER -- Price Range of Shares; Dividends" in the Offer to Purchase, which is incorporated herein by reference.

     (e) No underwritten public offering of the Company's securities has been made by the persons filing this Statement during the past three years.

     (f) Information required by this paragraph of Item 1 is set forth in Schedule A -- Previous Stock Repurchases" in the Offer to Purchase, which information is incorporated herein by reference.

2. Identity and Background.

     (a-d) and (g)  This  Statement is being filed by the Company and the Trust.
                    The information set forth in the section titled "INTRODUCTION" and in Schedule A to the Offer to Purchase are incorporated herein by reference.

      (e-f) Neither the Company, nor, to the best of the Company's knowledge, any of the persons listed in Schedule A to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

3. Past Contacts, Transactions or Negotiations.

       (a-b) The information required by this Item is set forth in the sections titled "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer," "SPECIAL FACTORS -- Fairness of the Transaction," "SPECIAL FACTORS - - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares," and "THE OFFER -- Certain Information Concerning the

                    Company" in the Offer to Purchase, each of which is incorporated herein by reference.

4. Terms of the Transaction.

          (a) The material terms of the Offer are described in the sections titled "INTRODUCTION" and "THE OFFER" in the Offer to Purchase, each of which is incorporated herein by reference.

          (b) There are no terms or arrangements concerning the Offer relating to any stockholder of the Company which are not identical to those relating to other holders of Shares, except as set forth in the sections titled "INTRODUCTION" and "SPECIAL FACTORS -- Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase, each of which is incorporated herein by reference.

5.       Plans or Proposals of the Issuer or Affiliate.

                    The Company's plans or proposals regarding (a) the sale of assets is set forth in the section titled "SPECIAL FACTORS -- Plans for the Company after the Offer"; (b) a change in the present dividend rate or policy and the indebtedness of the Company is set forth in the section titled "SPECIAL FACTORS -- Certain Effects of the Offer," and (c) causing a class of equity securities to be delisted, eligible for termination of registration and the suspension of the issuer's obligation to file reports is set forth in the sections titled "SPECIAL FACTORS - - Certain Effects of the Offer" and "THE OFFER -- Effects of the Offer on the Market for Shares; Registration under the Exchange Act" in the Offer to Purchase, each of which is incorporated herein by reference.

                    There are no plans or proposals regarding (a) the acquisition of additional securities of the issuer, (b) an extraordinary corporate transaction, (c) any change in the Board of Directors, (d) any change in the issuer's corporate structure or (e) any change in the issuer's organizational documents which may impede control of the issuer.

6. Source and Amount of Funds or Other Consideration.

         (a) Information as to the source and amount of funds to be used and (c-d) in the Rule 13e-3 transaction is set forth in the section titled "THE OFFER -- Source and Amount of Funds" in the Offer to Purchase, which is incorporated herein by reference.

         (b) Information as to the itemized expenses to be incurred in connection with the Offer is set forth in the section titled "THE OFFER -- Fees and Expenses" in the Offer to Purchase, which is incorporated herein by reference.

7.       Purposes, Alternatives, Reasons and Effect.

         (a) The purpose of the Offer and the reason for its structure is and (c) set forth in the sections titled "INTRODUCTION," "SPECIAL
                    FACTORS -- Background of the Offer" and "SPECIAL FACTORS -- Purposes of and Reasons for the Offer" in the Offer to Purchase, each of which is incorporated herein by reference.

         (b) No alternative means were considered to accomplish the purposes referenced to in (a) above.

         (d) The effects of the Rule 13e-3 transaction is set forth in the sections titled "INTRODUCTION," "SPECIAL FACTORS -- Fairness of the Offer," "SPECIAL FACTORS -- Certain Effects of the Offer," "THE OFFER -- Effect of the Offer on the Market for Shares; Registration under the Exchange Act" and "THE OFFER -- Certain Information Concerning the Company," and the tax consequences are set forth in "SPECIAL FACTORS -- Certain Federal Income Tax Consequences" and "THE OFFER -- Certain Information Concerning the Company" in the Offer to Purchase, each of which is incorporated herein by reference.

8. Fairness of the Transaction.

                    The information required by this Item is set forth in the sections titled "SPECIAL FACTORS -- Fairness of the Offer" and "SPECIAL FACTORS -- Opinion of Financial Advisor" in the Offer to Purchase, each of which is incorporated herein by reference.

9. Reports, Opinions, Appraisals and Certain Negotiations.

         (a) All reports, opinions and appraisals received by the and (b) Company areset forth and (b) in the section titled "SPECIAL
                    FACTORS -- Fairness of the Offer" and "SPECIAL FACTORS -- Opinion of Financial Advisor" in the Offer to Purchase, which is incorporated herein by reference.

         (c) The written opinion referred to in Item 9(a) is available for inspection at the principal executive offices of the Company by any interested stockholder of the Company or his representative that has been so designated in writing. Copies of such opinions and materials will be transmitted by the Company to any interested stockholder or his representative that has been so designated in writing upon the written request and at the expense of the requesting stockholder.

10. Interest in Securities of the Issuer.

                    The information required by this Item regarding ownership by the issuer's officers and directors and its affiliates and transactions in Shares in the past 60 days is set forth in Schedule A to the Offer to Purchase, which is incorporated herein by reference.

11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

                    There are no contracts, agreements or understandings with respect to the issuer's securities which would be required to be disclosed pursuant to Item 11.

12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

        (a) The information required by this paragraph is set forth in the section titled "SPECIAL FACTORS -- Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase, which is incorporated herein by reference.

        (b) Information regarding recommendations with respect to the Offer is set forth in the sections titled "INTRODUCTION" and "SPECIAL FACTORS -- Purposes of and Reasons for the Offer" in the Offer to Purchase, each of which is incorporated herein by reference.

13. Other Provisions of the Transactions.

        (a) No appraisal rights will be available in connection with the Offer.

        (b) No provision has been made in connection with the Offer to allow unaffiliated stockholders of the Company to obtain access to the files of the Company.

        (c)         No exchange of debt securities is involved.

14. Financial Information.

                    Audited financial statements for the years ended December 31, 1997 and 1996 and unaudited financial statements for the six months ended June 30, 1998 and 1997, are set forth on page II-1 to II-28 of the Offer to Purchase and are incorporated herein by reference. Certain other summary financial information is set forth in the section titled "THE OFFER -- Certain Information Concerning the Company" in the Offer to Purchase which is incorporated herein by reference.

15. Persons and Assets Employed, Retained or Utilized.

        (a) The use of corporate assets in connection with the Offer is set forth in the section titled "THE OFFER -- Source and Amount of Funds" in the Offer to Purchase, which is incorporated herein by reference.

         (b) The information required by this paragraph is set forth in the sections titled "INTRODUCTION," "SPECIAL FACTORS -- Opinion of Financial Advisor" and "THE OFFER -- Fees and Expenses" in the Offer to Purchase, each of which is incorporated herein by reference.

16. Additional Information.

                    Additional information concerning the Offer is set forth in the Offer to Purchase, which is incorporated herein by reference in its entirety.

17. Material to be filed as Exhibits.

         (a)               Not applicable
         (b)(1) Opinion of Charles Webb & Company dated October 16, 1998 delivered to the Board of Directors and the Special Committee of the Board (the "Special Committee") (See Annex I to Exhibit (d)(1) included herein)
         (c)               Not applicable
         (d)(1)            Offer to Purchase dated October 23, 1998
         (d)(2)            Letter of Transmittal*
         (d)(3)            Notice of Guaranteed Delivery
         (d)(4) Letter from Securities Dealers, Commercial Banks and Trust Companies to their Clients
         (d)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
         (d)(6)            Letter  to  Stockholders  dated October 23, 1998 from
                           Robert L. Savage, President and Chief Executive Officer of the Company
         (d)(7) Letter to Participants in the Tri-County Federal Savings Bank Employee Stock Ownership Plan
         (d)(8)            Question and Answer  Brochure
         (e)               Not applicable
         (f)(1) Schedule 13E-4 of the Company dated October 20, 1998 (excluding exhibits)
         (f)(2)            Press  Release  issued by the Company on October 20,
                           1998.


--------------------
*  To be filed by amendment.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  October 20, 1998                             Tri-County Bancorp, Inc.



                                            By:      /s/ Robert L. Savage
                                                     ---------------------------
                                                     Name:   Robert L. Savage
                                                     Title:  President

                                  EXHIBIT INDEX


Exhibit
-------

(a)               Not applicable.

(b)(1) Opinion of Charles Webb & Company dated October 16, 1998 delivered to the Board of Directors and the Special Committee of the Board (the "Special Committee") (See Annex I to Exhibit
                  (d)(1) included herein)

(c)               Not applicable.

(d)(1)            Offer to Purchase dated October 23, 1998

(d)(2)            Letter of Transmittal*

(d)(3)            Notice of Guaranteed Delivery

(d)(4) Letter from Securities Dealers, Commercial Banks and Trust Companies to their Clients

(d)(5)            Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Nominees

(d)(6)            Letter to Stockholders dated October 23, 1998  from  Robert L.
                  Savage, President and Chief Executive Officer of the Company

(d)(7) Letter to Participants in the Tri-County Federal Savings Bank Employee Stock Ownership Plan

(d)(8)            Question and Answer Brochure

(e)               Not applicable

(f)(1)            Schedule 13E-4 of the Company dated October 20, 1998
                  (excluding exhibits)

(f)(2)            Press Release issued by the Company on October 20, 1998


--------------------
*  To be filed by amendment.


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